SEMI-ANNUAL REPORT (unaudited)

March 31, 2007

Madison Mosaic

Tax-Free Trust

Virginia Tax-Free Fund

Tax-Free National Fund

tax-free trust



Madison MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Michael J. Peters

The semi-annual period ended March 31, 2007 saw modest positive total returns for Madison Mosaic Tax-Free National and Tax-Free Virginia. The funds' yields dipped slightly, in a period in which intermediate interest rates trended slightly higher. Both funds returned 1.20% for the six-months ended March 31, 2007. The d0-day SEC yield for Tax-Free Virginia and Tax-Free National was 2.85% and 2.87%, respectively.

Over the same period, the Lipper General Municipal Debt Index was up 1.87%, as municipal bonds of various maturities all produced modest gains. The Lipper Short Municipal Debt Index gained 1.46% for the period, while the Lipper Intermediate Municipal Debt Index was up 1.50%. Intermediate interest rates remained flat for the period as the Federal Reserve held rates steady through the period.

Economic Overview

The U.S. economy continued to expand over the six-months ended March 31, 2007, but recent moderation fostered considerable debate over the future path of economic growth. This "data dependant" status has provided considerable opportunities for investors to debate the near-term path for Fed interest rate policy. And in typical fashion, late-stage economic data has given conflicting signals. Economic strength and persistent inflation had some predicting that more rate hikes were needed. Meanwhile, the rollover in housing and the increasing default rate on loans to borrowers with lower credit ratings (sub-prime loans) argued for lower rates to prevent recession. Meanwhile, the debate allows the Fed to remain on hold, patiently watching the data before acting.

Our work confirms that the economic data has been inconsistent, with pockets of strength such as the labor market offset by areas of weakness such as manufacturing. While the pace of GDP growth was undeniably slower than earlier in the expansion, much of the slack came from housing and autos with the rest of the economy doing well. Aided by low unemployment, positive equity returns, and stable interest rates, U.S. consumers continued to support economic growth despite contraction in the manufacturing sector. However, slowing in the U.S. housing market remains a concern heading into the remainder of 2007. We remain wary of the potential for sub-prime loan problems to spread beyond the housing market to the broader economy and threaten the health of the U.S. consumer.

Against these oft conflicting economic factors, inflation pressures remain. Commodity prices, which have been rising steadily since 2002, took another leg upwards during the period, leading to further pressure on raw material input prices. Productive capacity was being utilized at a high rate. And the unemployment rate, which ended the period around 4.4%, was as low as it has been since the last recession. Inflation as a whole remained above the Fed's stated "comfort zone," as it has been since the spring of 2004, a situation which decreases the Fed's appetite for rate cuts.

Outlook

We expect economic growth to continue through the remainder of 2007, but to moderate. While we continue to believe that interest rates have upside risk, given recent inflation data, we are less concerned about a sharp interest rate increase in the coming months. We believe that our emphasis on intermediate duration bonds makes sense during this period of uncertainty, and that municipal bonds continue to be a prudent investment for conservative investors seeking tax-advantaged income.

VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of 1.20% for the semi-annual period and the 30-day SEC yield was 2.85% as of March 31, 2007. The duration of the portfolio was 6.03 years while the average credit quality was maintained at AA. Purchases during the period included James City County Economic Development Authority and Augusta County Industrial Development Authority for the Augusta Health Care System. Virginia ranked 20th in the country in terms of issuance on a year-to-date basis.

INDUSTRY DIVERSIFICATION AS OF MARCH 31, 2007 FOR MADISON MOSAIC VIRGINIA FUND



Economic Development
7.4%
Other
1.5%
Transportation
5.7%
Water
& Waste
9.6%
Education
12.9%
General
Obligation
16.5%
Hospital
11.7%
Housing
7.3%
Leasing &
Other Facilities
13.4%
Municipal
Other
4.2%
Industrial Development
9.8%

NATIONAL FUND

The National Fund had a total return of 1.20% for the semi-annual period and the 30-day SEC yield was 2.87% as of March 31, 2007. The duration of the portfolio was 6.01 years while 63.8% of the portfolio held Moody's top Aaa rating. Purchases made during the period included Emerald Coast Utility Revenue bonds in Florida and Orangeburg, South Carolina Governmental Action Authority Public Improvement bonds. The United States and its territories have issued $104 billion in muni bonds during the three months ending March 31, 2007, which represents a 49% increase in volume over the same period last year.

STATE DIVERSIFICATION AS OF MARCH 31, 2007 FOR MADISON MOSAIC NATIONAL FUND



VA
0.6%
Other
1.3%
WA
3.4%
SC
1.8%
PR
0.5%
ND
1.9%
TX
5.9%
AZ
11.5%
FL
10.5%
KS
1.8%
PA
7.8%
IL
4.9%
NC
12.1%
MD
0.3%
MO
19.9%
NJ
3.4%
MA
4.0%
MS
4.2%
MI
4.2%

We appreciate your confidence in Madison Mosaic Funds and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters, CFA
Vice-President

Virginia Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		LONG TERM MUNICIPAL BONDS: 98.5% of net assets		
		ECONOMIC DEVELOPMENT: 7.4%		
Aa2	AA	Newport News Economic Development Authority Revenue, 5%, 7/1/25	$745,000	$791,384
Aaa	AAA	James City County Economic Development Authority Revenue, 5%, 6/15/19	1,050,000	1,134,420
		EDUCATION: 12.9%		
Aa1	AA+	Fairfax County Economic Development Authority, Facilities Revenue, 5%, 4/1/21	1,000,000	1,069,240
A2	nr	Loudoun County Industrial Development Authority, University Facilities Revenue (George Washington University), 6.25%, 5/15/22	500,000	507,950
nr	A	Roanoke County Industrial Development Authority, (Hollins College), 5.25%, 3/15/23	900,000	929,466
Aaa	AAA	Virginia Polytech Institute & State University Revenue, 5%, 6/1/14	775,000	838,829
		GENERAL OBLIGATION: 16.5%		
Aaa	AAA	Alexandria, 5%, 1/1/16	200,000	218,632
Aaa#	AAA	Culpeper County, (Prerefunded 1/15/10 @ 101) 6%, 1/15/21	400,000	428,560
Aaa#	AAA	Loudoun County, (Prerefunded 5/1/12 @ 100) 5.25%, 5/1/13	620,000	665,558
Aaa	AAA	Loudoun County, 5%, 10/1/13	500,000	539,300
Aa3	AA	Lynchburg, 5.7%, 6/1/25	1,000,000	1,070,430
Aaa	AAA	Richmond, 5%, 7/15/23	750,000	794,977
Aa1	AA+	Virginia Beach, 5%, 3/1/12	540,000	573,469
		HOSPITAL: 11.7%		
A1	nr	Augusta County Industrial Development Authority, Hospital Revenue, 5.25%, 9/1/20	1,000,000	1,103,530
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (AMBAC Insured), 5%, 10/1/10	250,000	260,803
Aaa	AAA	Hanover County Industrial Development Authority, Hospital Revenue (Bon Secours Health System) (MBIA Insured), 6%, 8/15/10	500,000	535,710
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Carilion Health Systems) (MBIA Insured), 5.5%, 7/1/16	500,000	542,745
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	583,085

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		HOUSING: 7.3%		
nr	AAA	Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28	$ 425,000	$ 436,173
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	150,000	153,501
nr	AAA	Suffolk Redevelopment & Housing Authority, Multi-Family Housing Revenue, 5.6%, 2/1/33	1,250,000	1,319,225
		INDUSTRIAL DEVELOPMENT: 9.8%		
Aaa	nr	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	1,000,000	1,044,990
Aaa	AAA	Gloucester County Economic Development Authority, Lease Revenue (Courthouse Project) (MBIA Insured), 4.375%, 11/1/25	500,000	501,940
Aaa	AAA	Stafford County Industrial Development Authority Revenue, Municipal League Association, 4.5%, 8/1/25	1,000,000	1,009,630
		LEASING AND OTHER FACILITIES: 13.4%		
Aa1	AA+	Arlington County Industrial Development Authority Lease Revenue, 5%, 8/1/14	500,000	541,350
Aa1	AA+	Fairfax County Economic Development Authority Lease Revenue, 5%, 5/15/15	1,000,000	1,083,070
Aaa	nr	Prince William County, County Facility (AMBAC Insured), 5%, 6/1/22	750,000	795,832
Aaa	nr	Richmond Industrial Development Authority Government Facilities, 5%, 7/15/13	1,000,000	1,072,210
		MUNICIPAL OTHER: 4.2%		
Aaa	AAA	Southeastern Public Service Authority Revenue, 5%, 7/1/15	1,000,000	1,085,650
		TRANSPORTATION: 5.7%		
Aaa	AAA	Richmond Metropolitan Authority Expressway Revenue, (FGIC Insured), 5.25%, 7/15/12	350,000	377,353
Aa2	AA	Virginia Commonwealth Transportation Board, 5%, 9/27/12	750,000	800,257
Aa2	AA	Virginia State Resources Authority Infrastructure Revenue, 4.75%, 5/1/17	300,000	311,769

The Notes to Financial Statements are an integral part of these statements.

Virginia Fund • Portfolio of Investments • March 31, 2007 (concluded)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		WATER & WASTE: 9.6%		
Aaa	AAA	Frederick Regional Sewer System Revenue, (AMBAC), 5%, 10/1/15	$ 570,000	$ 622,275
Aaa	AAA	Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/13	700,000	765,261
Aaa	AAA/A-1	Upper Occoquan Sewer, Regional Sewer Revenue, (MBIA Insured), 5.15%, 7/1/20	1,000,000	1,121,650
		TOTAL INVESTMENTS (Cost $24,943,946)		$25,630,224
		CASH AND RECEIVABLES LESS LIABILITIES: 1.5% of net assets		393,264
		NET ASSETS: 100%		$26,023,488

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments (unaudited)

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	S&P			
		LONG TERM MUNICIPAL BONDS: 98.7% of net assets		
		ARIZONA: 11.5%		
Aaa#	AAA	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured), 6.25%, 9/1/11	$ 125,000	$ 128,437
Baa1	nr	Arizona Tourism & Sports Authority Tax Revenue Bond, 5%, 7/1/16	100,000	102,962
Aa3	AA-	Arizona Transportation Board, Grant Antic, 5%, 7/1/13	135,000	144,539
Aa1	AAA	Arizona Transportation Board, Highway Revenue Tolls, 5.25%, 7/1/19	215,000	232,353
Aa3	AA	Buckeye Water and Sewer Improvements, 5.45%, 1/1/10	235,000	244,184
Aaa	nr	Maricopa County Public Corp. Lease Revenue Bond, (AMBAC Insured), 5.5%, 7/1/10	245,000	258,877
Aaa	nr	Maricopa County Stadium Revenue Bond, (AMBAC Insured), 5.25%, 6/1/12	250,000	268,640
Aaa	AAA	Maricopa County Unified School District #41 (Gilbert), 5.8%, 7/1/14	250,000	282,730
Baa2	nr	Maricopa County Unified School District #090 Saddle Mountain, 5%, 7/1/14	75,000	76,658
Aaa	AAA	Mohave County Elementary School District #16 (Mohave Valley) (MBIA Insured), 5.375%, 7/1/13	100,000	100,425
Aaa	AAA	Northern Arizona University, 5%, 9/1/23	150,000	160,174
Aaa	AAA	Pima County Industrial Development Authority Revenue (Refunding Bonds), 5.625%, 4/1/14	250,000	255,372
Aaa#	AAA	Pima County Unified School District #10 (Amphitheater), (Prerefunded 7/1/09 @100) (FGIC Insured), 5.1%, 7/1/11	190,000	196,074
Aa2	AAA	Tempe Excise Tax Revenue, 5%, 7/1/20	225,000	240,489
Aa3#	AA	Tucson Recreational Facility Improvements (Prerefunded 7/01/09 @100), 5.25%, 7/1/19	250,000	258,685
Aa3#	AA	Tucson Recreational, (Prerefunded 7/1/09 @ 100), 5.25%. 7/1/18	100,000	103,474
Aaa#	AAA	University of Arizona Board of Regents (Prerefunded 12/01/09 @100)(FGIC Insured), 5.8%, 6/1/24	275,000	290,191
		FLORIDA: 10.5%		
Aaa	AAA	Emerald Coast Utilities Authority Revenue Bond, (FGIC Insured), 5%, 1/1/25	1,010,000	1,058,763
Aaa	AAA	Palm Beach County Solid Waste Authority Revenue Bond, (AMBAC Insured), 6%, 10/1/10	1,100,000	1,180,663
Aaa	AAA	Peace River, Manasota Regional Water Supply Authority Revenue Bond (FSA Insured), 5%, 10/1/23	750,000	798,548

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		ILLINOIS: 4.9%		
Aaa	AAA	Regional Illinois Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	$ 300,000	$ 369,753
Aaa	nr	Winnebago County, Public Safety Sales Tax Revenue (MBIA Insured), 5%, 12/30/24	1,000,000	1,056,590
		KANSAS: 1.8%		
Aa2	AAA	Kansas State Department of Transportation, Hwy Revenue, 6.125%, 9/1/09	500,000	528,855
		MARYLAND: 0.3%		
Aaa#	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue, 6.8%, 7/1/16	85,000	95,818
		MASSACHUSETTS: 4.0%		
Aa2	AA	Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14	1,000,000	1,159,030
		MICHIGAN: 4.2%		
Aaa	AAA	Redford United School District, (AMBAC Insured), 5%, 5/1/22	410,000	453,124
Aaa	AAA	Charles Stewart Mott Community College, (MBIA Insured), 5%, 5/1/18	720,000	772,841
		MISSISSIPPI: 4.2%		
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	500,000	615,010
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	612,980
		MISSOURI: 19.9%		
nr	AAA	Camdenton Reorg School District Nor-III, Camden County Certificate Participation, (FSA Insured), 5.%, 3/1/20	500,000	527,140
A1	nr	Greene County Certificate Participation, 5.25%, 7/1/11	300,000	314,625
Aaa	AAA	Jackson County Reorg School District #7, Lees Summit, (FSA Insured), 5.25%, 3/1/14	300,000	321,381
Aaa	nr	Jefferson County Public Water Supply District Number C-1 (AMBAC Insured), 5.25%, 12/1/16	130,000	140,472
Aa2	nr	Jefferson County School District, 6.7%, 3/1/11	200,000	211,682
Aa1	nr	Lees Summit, 4.7%, 4/1/21	325,000	336,313
Aaa	AAA	Mehlville School District R-9, Certificate Participation, (FSA Insured), 5%, 9/1/19	300,000	314,598

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		MISSOURI (continued)		
Aaa	AAA	Missouri Development Financial Board Cultural Facilities Revenue Bond, (MBIA Insured), 5.25%, 12/1/17	$ 350,000	$ 373,310
Aa1	AA+	Missouri State Board Public Buildings, 4%, 12/1/10	75,000	75,965
Aa1	AA+	Missouri State Board Public Buildings, 5.5% 10/15/13	300,000	331,620
Aa1	AA+	Missouri State Health & Educational Facilities Authority Revenue Bond, 5%, 11/1/09	500,000	517,055
Aaa	AAA	Missouri State Highway & Transportation, Street & Road Revenue, 5.25%, 2/1/20	250,000	264,330
nr	AA+	Normandy School District General Obligation, 5.4%, 3/1/18	325,000	330,083
Aa1	AA+	North Kansas City School District, 4.25%, 3/1/16	300,000	307,395
Aaa	AAA	Springfield Public Building Corp. Leasehold Revenue Bond, 5.8%, 6/1/13	275,000	292,471
nr	AAA	St Louis County, Mortgage Revenue Bond (AMT), 5.65%, 2/1/20	500,000	555,535
A2	A	St Louis Industrial Development Authority Pollution Control Revenue, 6.65%, 5/1/16	200,000	237,148
Aaa#	nr	St Louis Municipal Finance Corporation, Leasehold Revenue Bond (Prerefunded 2/15/10 @ $101)(AMBAC Insured), 5.75%, 2/15/17	300,000	319,929
		NEW JERSEY: 3.4%		
Aaa#	AAA	New Jersey State Turnpike Authority Revenue, 6.5%, 1/1/16	850,000	988,388
		NORTH CAROLINA: 12.1%		
Aaa	AAA	Lincolnton Enterprise Systems Revenue Bond, 5%, 5/1/17	800,000	861,584
Aaa	AAA	Macon County, 5%, 6/1/13	500,000	536,905
Baa1	nr	North Carolina Medical Care Community Revenue, 5.5%, 10/1/24	500,000	538,055
Aa2	AA+	Raleigh, Certificate Participation, Leasing Revenue, 4.75%, 6/1/25	590,000	608,744
Aaa	AAA	University North Carolina Systems, (AMBAC Insured), 5.25%, 4/1/21	890,000	958,076
		NORTH DAKOTA: 1.9%		
Baa2	nr	Grand Forks Health Care Systems Revenue Bond, 7.125%, 8/15/24	500,000	549,250
		PENNSYLVANIA: 7.8%		
Aaa	AAA	Lehigh County General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	1,000,000	1,159,860
Aaa	AAA	Pennsylvania Higher Educational Facilities Authority Revenue Bond, 5%, 4/1/20	1,000,000	1,074,120

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments • March 31, 2007 (concluded)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		PUERTO RICO: 0.5%		
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	$ 150,000	$ 153,501
		SOUTH CAROLINA: 1.8%		
Aaa	AAA	Orangeburg County Government Action Authority, (MBIA Insured), 5%, 10/1/12	500,000	531,780
		TEXAS: 5.9%		
Aaa	AAA	Lower Colorado River Authority, Utility Revenue, (AMBAC Insured), 6%, 1/1/17	305,000	357,018
Aa3	AA	Mueller Local Government, Contract Revenue, 5%, 9/1/25	1,280,000	1,357,837
		VIRGINIA: 0.6%		
Aaa	nr	Richmond Industrial Development Authority Government Facilities Revenue Bond, (AMBAC Insured), 5%, 7/15/16	150,000	163,468
		WASHINGTON: 3.4%		
Aaa	AAA	Grays Harbor County Public Utility #001, Electric Revenue Bond, 5.25%, 7/1/24	605,000	651,888
Aaa	AAA	King County School District #415 Kent, (FSA Insured), 5.5%, 6/1/16	300,000	336,898
		TOTAL INVESTMENTS (Cost $27,636,554)		$28,644,663
		CASH AND RECEIVABLES LESS LIABILITIES: 1.3% of net assets		388,750
		NET ASSETS: 100%		$29,033,413

NOTES TO PORTFOLIOS OF INVESTMENTS:

#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Federal Security Assistance
MBIA	Municipal Bond Investors Assurance Corporation
Moody’s	Moody’s Investors Service, Inc.
nr	Not rated
S&P	Standard & Poor’s Corporation
*	Credit ratings are unaudited

Statements of Assets and Liabilities (unaudited)

	Virginia Fund	National Fund
ASSETS		
Investment securities, at value* (Note 1)	$25,630,224	$28,644,663
Cash	143,479	7,123
Receivables		
Investment securities sold	1,027,201	--
Interest	341,145	409,824
Total assets	27,142,049	29,061,610
LIABILITIES		
Payables		
Investment securities purchased	1,109,287	--
Dividends	5,037	13,429
Capital shares redeemed	--	10,531
Independent trustee and auditor fees	4,237	4,237
Total liabilities	1,118,561	28,197
NET ASSETS	$26,023,488	$29,033,413
Net assets consists of:		
Paid in capital	$25,289,561	$27,953,589
Accumulated net realized gains	47,649	71,715
Net unrealized appreciation on investments	686,278	1,008,109
Net assets	$26,023,488	$29,033,413
CAPITAL SHARES OUTSTANDING		
An unlimited number of capital shares, without par value, are authorized (Note 6)	2,258,360	2,678,822
NET ASSET VALUE PER SHARE	$11.52	$10.84
* INVESTMENT SECURITIES, AT COST	$24,943,946	$27,636,554

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations (unaudited)

For the six-months ended March 31, 2007

	Virginia Fund	National Fund
INVESTMENT INCOME (Note 1)		
Interest income	$575,291	$682,977
EXPENSES (Notes 2 and 3)		
Investment advisory fees	81,576	93,265
Other expenses	46,988	58,707
Independent trustee and auditor fees	4,987	4,987
Total expenses	133,551	156,959
NET INVESTMENT INCOME	441,740	526,018
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS		
Net realized gain on investments	47,649	127,985
Change in net unrealized depreciation of investments	(168,712)	(306,781)
NET LOSS ON INVESTMENTS	(121,063)	(178,796)
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$320,677	$347,222

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

	Virginia Fund		National Fund	
	(unaudited) Six-Months Ended March 31, 2007	Year Ended Sept. 30, 2006	(unaudited) Six-Months Ended March 31, 2007	Year Ended Sept. 30, 2006
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 441,740	$ 908,738	$ 526,018	$ 804,471
Net realized gain on investments	47,649	118,708	127,985	141,768
Change in net unrealized depreciation on investments.	(168,712)	(246,497)	(306,781)	(121,761)
Total increase in net assets resulting from operations.	320,677	780,949	347,222	824,478
DISTRIBUTION TO SHAREHOLDERS				
From net investment income.	(441,740)	(908,738)	(526,018)	(804,471)
From net realized gains.	(118,708)	(29,699)	(131,426)	(110,965)
Total distributions	(560,448)	(938,437)	(657,444)	(915,436)
CAPITAL SHARE TRANSACTIONS (Note 6)	38,703	(1,266,680)	(1,377,370)	9,235,720
TOTAL INCREASE (DECREASE) IN NET ASSETS	(201,068)	(1,424,168)	(1,687,592)	9,144,762
NET ASSETS				
Beginning of period	$26,224,556	$27,648,724	$30,721,005	$21,576,243
End of period.	$26,023,488	$26,224,556	$29,033,413	$30,721,005

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

VIRGINIA FUND

	Six-Months Ended March 31, 2007*	Year Ended September 30,			
		2006	2005	2004	2003
Net asset value, beginning of year	$11.63	$11.69	$11.92	$12.06	$12.16
Investment operations:					
Net investment income	0.20	0.39	0.38	0.41	0.45
Net realized and unrealized gain (loss) on investments	(0.06)	(0.05)	(0.15)	--	(0.05)
Total from investment operations	0.14	0.34	0.23	0.41	0.40
Less distribution from:					
net investment income	(0.20)	(0.39)	(0.38)	(0.41)	(0.45)
net realized gains	(0.05)	(0.01)	(0.08)	(0.14)	(0.05)
Total distributions	(0.25)	(0.40)	(0.46)	(0.55)	(0.50)
Net asset value, end of year	$11.52	$11.63	$11.69	$11.92	$12.06
Total return (%)	1.20	2.98	1.94	3.46	3.35
Ratios and supplemental data					
Net assets, end of year (in thousands)	$26,024	$26,225	$27,649	$28,157	$29,681
Ratio of expenses to average net assets (%)	1.02[1]	1.02	1.02	1.02	1.01
Ratio of net investment income to average net assets (%)	3.38[1]	3.33	3.22	3.41	3.72
Portfolio turnover (%)	9	21	12	16	31

NATIONAL FUND

	Six-Months Ended March 31, 2007*	Year Ended September 30,			
		2006	2005	2004	2003
Net asset value, beginning of year	$10.95	$11.11	$11.35	$11.45	$11.53
Investment operations:					
Net investment income	0.19	0.38	0.37	0.38	0.38
Net realized and unrealized loss on investments	(0.06)	(0.10)	(0.24)	(0.27)	(0.10)
Total from investment operations	0.13	0.28	0.13	0.28	0.30
Less distribution from:					
net investment income	(0.19)	(0.38)	(0.37)	(0.38)	(0.38)
net realized gains	(0.05)	(0.06)	--	--	--
Total distributions	(0.24)	(0.44)	(0.37)	(0.38)	(0.38)
Net asset value, end of year	$10.84	$10.95	$11.11	$11.35	$11.45
Total return (%)	1.20	2.56	1.19	2.47	2.72
Ratios and supplemental data					
Net assets, end of year (in thousands)	$29,033	$30,721	$21,576	$22,526	$23,489
Ratio of expenses to average net assets (%)	1.05[1]	1.06	1.07	1.07	1.07
Ratio of net investment income to average net assets (%)	3.52[1]	3.45	3.31	3.31	3.37
Portfolio turnover (%)	16	34	9	28	21

*Unaudited
[1] Annualized

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Madison Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains two separate funds, the Virginia Tax-Free Fund ("Virginia Fund") and the Tax-Free National Fund (the "National Fund") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Virginia Fund invests solely in securities exempt from both federal and state income taxes. The National Fund invests in securities exempt from federal taxes. Both Funds invest in intermediate and long-term securities. Because the Trust is 100% no-load, the shares of each Fund are offered and redeemed at the net asset value per share.

Securities Valuation: The Funds value securities having maturities of 60 days or less at amortized cost, which approximates fair market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income and Gains: Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders monthly. Capital gain distributions, if any, are declared and paid annually at calendar year-end. Additional distributions may be made if necessary. Distributions paid during the years ended September 30, 2006 and 2005 were identical for book purposes and tax purposes.

The tax character of distributions paid for the Virginia Fund was $0 short-term and $29,699 long-term for the year ended September 30, 2006 and $10,506 short-term and $168,842 long-term for the year ended September 30, 2005. The tax character of distributions paid for the National Fund was $110,965 long-term for the year ended September 30, 2006 and had no distributable short-term or long-term capital gains for the year ended September 30, 2005.

As of March 31, 2007 the components of distributable earnings on a tax basis were as follows:

Virginia Fund:

Accumulated net realized gains	$ 47,649
Net unrealized appreciation on investments	686,278
	$ 733,927

National Fund:

Accumulated net realized gains	$ 71,715
Net unrealized appreciation on investments	1,008,109
	$1,079,824

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Funds to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal Income Taxes.

Notes to Financial Statements (continued)

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.625% per annum of the average net assets of the Funds. The fees are accrued daily and are paid monthly.

3. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Trust's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost. For the six-months ended March 31, 2007, the services fee was based on the following percentage of average net assets: 0.36% for the Virginia Fund and 0.40% for the National Fund on assets less than $25 million and 0.36% for all assets greater than $25 million. The amount paid by each Fund directly for Independent Service Providers fees for the six-months ended was $4,987. The Funds use US Bancorp Fund Services LLC as their transfer agent and US Bank as their custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Funds pursuant to a services agreement and are included in other expenses.

4. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of March 31, 2007:

	Virginia Fund	National Fund
Aggregate Cost	$24,943,946	$27,636,554
Gross unrealized appreciation	721,432	1,035,181
Gross unrealized depreciation	(35,154)	(27,072)
Net unrealized appreciation	$ 686,278	$ 1,008,109

5. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the six-months ended March 31, 2007, were as follows:

	Purchases	Sales
Virginia Fund	$2,233,664	$2,327,946
National Fund	$4,712,482	$5,967,838

6. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Virginia Fund	(unaudied) Six-Months Ended March 31, 2007	Year Ended Sept. 30, 2006
In Dollars		
Shares sold	$469,875	$ 2,522,906
Shares issued in reinvestment of dividends	523,936	868,044
Total shares issued	993,811	3,390,950
Shares redeemed	(955,108)	(4,657,630)
Net increase (decrease)	$ 38,703	$(1,266,680)
In Shares		
Shares sold	40,657	216,999
Shares issued in reinvestment of dividends	45,251	75,204
Total shares issued	85,908	292,203
Shares redeemed	(82,432)	(402,719)
Net increase (decrease)	3,476	(110,516)

Notes to Financial Statements (continued)

National Fund	(unaudied) Six-Months Ended March 31, 2007	Year Ended Sept. 30, 2006
In Dollars		
Shares sold	$ 583,832	$ 943,806
Additional shares issued in connection with Tax-Free Missouri merger	--	6,479,539
Additional shares issued in connection with Tax-Free Arizona merger	--	4,584,854
Shares issued in reinvestment of dividends	561,059	818,096
Total shares issued	1,144,891	12,826,295
Shares redeemed	(2,522,261)	(3,590,575)
Net increase (decrease)	$(1,377,370)	$ 9,235,720
In Shares		
Shares sold	53,464	86,205
Additional shares issued in connection with Tax-Free Missouri merger	--	604,480
Additional shares issued in connection with Tax-Free Arizona merger	--	425,682
Shares issued in reinvestment of dividends	51,477	74,985
Total shares issued	104,941	1,191,352
Shares redeemed	(230,983)	(329,078)
Net increase (decrease)	(126,042)	862,274

7. Line of Credit. The Virginia Fund has a $7.5 million and the National Fund has an $8 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 1/2%. During the six-months ended March 31, 2007, neither Fund borrowed on their lines of credit.

8. New Accounting Pronouncement. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Fund is currently evaluating the impact, if any, of applying the various provisions of FIN 48.

On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Fund.

Notes to Financial Statements (continued)

Fund Expenses (unaudited).

Example: This Example is intended to help you understand your costs (in dollars) of investing in a Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 2 and 3 above for an explanation of the types of costs charged by the funds. This Example is based on an investment of $1,000 invested on October 1, 2006 and held for the six-months ended March 31, 2007.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Virginia Fund	1.20%	$1,000.00	$1,012.04	1.02%	$5.13
National Fund	1.20%	$1,000.00	$1,012.02	1.05%	$5.27

[1] For the six months ended March 31, 2007.
[2] Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3] Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a Mosaic Tax-Free Trust Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Mosaic Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Virginia Fund	5.00%	$1,000.00	$1,025.19	1.02%	$5.15
National Fund	5.00%	$1,000.00	$1,025.19	1.05%	$5.30

[1] For the six months ended March 31, 2007.
[2] Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Notes to Financial Statements (concluded)

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust only invests in non-voting securities. Nevertheless, the Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies may also be obtained by visiting the Securities and

Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

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tax-free trust

The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Balanced Fund
Mid-Cap Fund
Foresight Fund
Madison Institutional Equity Option Fund

Income Trust
Government Fund
Intermediate Income Fund
Institutional Bond Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Madison Mosaic Funds were known as Mosaic Funds prior to November 1, 2006. Mosaic Funds Distributor, LLC.

TRANSFER AGENT

Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3063

SEC File Number 811-3486